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                                                                    EXHIBIT 4.19

                                  TRANSLATION

                                TENANCY AGREEMENT

Party A: DongGuan Houjie Town Huangguan Industrial Estate Committee

Party B: Jetcrown Industrial (DongGuan) Limited

      Since the existing tenancy agreement will soon expire, through the sufficient negotiation of Party A and Party B and according to the principles of fairness and mutual benefit, the Parties agree to sign the following terms and conditions regarding the renewal of the tenancy agreement: -

      (1) Party B will continue to lease the block of industrial building with an area of 5,210 square meters at Huangguan Industrial Estate "Wai Min Chin" (a local name); the block of dormitories with an area of 3,410 square meters, (the total area of factory and dormitories is 8,620 square meters) from Party A for running his manufacturing production of electronics, plastics and metal precision etc.

      (2) The factory and dormitories provided by Party A will be charged at a unit rate at DOLLARS EIGHT RENMINBI (RMB8.00) per square meter per month. The tenancy period is thirteen and a half months, starting from February 16, 2002 to March 31, 2003. Rentals shall be paid in arrears and on or before the 15th day of each month. Regarding the rental deposit of DOLLARS TWO HUNDRED THOUSAND RENMINBI (RMB200,000.00) paid by Party B for the previous tenancy agreement will still hold by Party A. This deposit will be used to setoff the rental during the latter period of the agreement and the amount will be cleared at last.

      (3)   RESPONSIBILITIES OF BOTH PARTIES:

            1. Party A should help Party B zealously in handling all kinds of affairs and procedures during the production and development processes. Party B should comply with the Government Policy, exercising the management system of the local city and town governments. Party B should pay all kinds of tax and other charges of the relevant government departments. Party B should also ensure its production are in a safe manner.



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            2.    Before hand over the factory to Party B, Party A should make sure the factory is clean and in good condition. The fire-fighting system is installed properly. Party A should provide water and electricity to the enclosing wall of the factory. The other relating facilities will be responsible by Party B. Party B should purchase estate insurance for the factory and facilities according to the country's relevant Enterprise Management Regulation.

            3. During the process of production and running business, if Party B wants to alter the existing factory structure, he should negotiate with Party A first. If the damage of the factory is due to Party B's usage, he should be held responsible to repair it. If there is an occurrence of any natural disasters, and as a result, the factory was damaged, it will be solved by both parties.

            4. If Party B wants to terminate the contract before its expiry, he should inform Party A three months before, and they should negotiate on those relevant terms.

      (4) The aforementioned agreement is certified by both parties and agreed in consistent. The agreement takes effect from the date they signed it. This agreement is in duplicate, Party A and B will have one copy each, which are of equal validity.

      Party A: DongGuan Houjie           Party B: Jetcrown Industrial (DongGuan)
               Town Huangguan                     Limited
               Industrial Estate
               Committee

      Representative: Wan Yui Kwan       Representative: Kam Wai Yip

      Place of signing the agreement: Estate government of Huangguan Industrial Estate, Houjie Town, Dongguan.
      Date of signing the agreement: February 15, 2002